Securities and Exchange Commission
Washington D.C. 20549


SCHEDULE 14a INFORMATION
Proxy Statement Pursuant to Sections 14(a) of the
Securities Exchange Act of 1934

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    [ ] Definitive Proxy Statement
    [ ] Definitive Materials
    [ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule
    14(a)-12
________________________________________________________________

                     Westmoreland Coal Company
_________________________________________________________________

            (Name of Registrant as Specified in Its Charter)

           Westmoreland Committee To Enhance Share Value
__________________________________________________________________

           (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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pursuant to Exchange Act Rule 0-11:

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Preliminary Copy

1999 SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF STOCKHOLDERS
OF WESTMORELAND COAL COMPANY


PLEASE VISIT OUR WEB SITE AT http://www.freedomforshareholders.com


PROXY STATEMENT OF
WESTMORELAND COMMITTEE TO ENHANCE SHARE VALUE

The enclosed proxy is solicited on behalf of the WESTMORELAND COMMITTEE TO ENHANCE SHARE VALUE (The "Committee") for use at the 1999 Special Meeting in Lieu of Annual Meeting of shareholders of Westmoreland Coal Company, a Delaware corporation (the "Company"), to be held at 8:00 A.M, local time, on Wednesday, May 12, 1999 at the Antlers Adams Mark Hotel, 4 South Cascade Avenue, Colorado Springs, Colorado 80903. It is anticipated that this Proxy Statement and BLUE Proxy card will be mailed to shareholders on or about April 2_, 1999. The purpose of our solicitation is to elect a new board of directors opposed to the present management of the Company. The Committee is a direct outgrowth of the experience of three of its members who served as members (one of whom served as co-chairman) of the Official Committee of Equity Security Holders (the "Equity Committee") while the Company was recently under the jurisdiction of the Federal Bankruptcy Court. Through that experience they became convinced that the present board of directors should be replaced by persons willing and able to carry out the Committees plan for the future direction of the Company.


The Committee's Plan

The following are the four principal elements of the Committee's plan:

    a.. sale of all IPPs. The Committee proposes selling Westmoreland's remaining IPPs as soon as practicable, consistent with obtaining fair market value for the assets. Based on analysis produced by Putnam, Hayes & Bartlett, Inc., who worked as consultants to your Equity Committee during Westmoreland's bankruptcy proceedings, we believe that the current, but probably temporary, market environment of under-capacity in the electricity sector has escalated IPP market valuations to the point that very favorable selling prices can be obtained. We have been informed by an independent third party that Putnam, Hayes has recently sued the Company for failure to reimburse certain fees and expenses. We have also retained the expert advice of Bodington & Company -- a management and financial consulting firm serving the electric power industry to develop a strategy for obtaining maximum revenues possible for Westmoreland's remaining IPP assets.

    a.. expansion of surface mining operations. Based on the analysis and advice of our consultant, Putnam, Hayes & Bartlett, the Committee proposes substantially increasing production and marketing of Westmoreland's coal assets in the Powder River Basin near Hardin, Montana and attempting to negotiate lower rail transportation rates.

    a.. closing executive headquarters. The Committee would reduce overhead costs by reducing the number of Westmoreland's salaried executives in Colorado Springs, relinquishing the headquarters space, and managing the company through its subsidiaries. There are no Westmoreland operations in or near Colorado Springs, Colorado.

    a.. ELECTING a Board TO IMPLEMENT our plan. The Committee has recruited a proposed Board of Directors which it believes has the individual and combined expertise in the operational skills and judgment necessary to enhance the value of Westmoreland's assets and shareholders equity. As evidenced by their resumes, their skills and experience include asset valuation, mergers, acquisitions, consolidations, sales, marketing, management, and labor relations as well as extensive experience in the energy power sector.

ELECTION OF DIRECTORS

Voting Procedures


Holders of Common Stock have one vote for each share with respect to all matters to be considered at the Special Meeting, except that they will have no vote on the election of the two directors who are nominated to serve as representatives of the holders of the Preferred Stock (each such share of Preferred Stock being evidenced by four Depositary Shares). Holders of Depositary Shares have one vote for each Depositary Share on all matters to be considered, EXCEPT FOR THE ELECTION OF THE AT-LARGE DIRECTORS. While no mention of this exclusion was made in the prospectus employed in the sale of the Depositary Shares, the Company's Articles of Incorporation provide that when the dividends on the Preferred Stock are in default, such that the holders of the Depositary Shares have the right to elect two directors, they have no vote on the remaining directors. In spite of the fact that the exclusionary provision was not described in the prospectus, it appears to have been validly adopted under Delaware law. In view of this, the Committee reluctantly accepts that the holders of the Depositary Shares will be able to vote only on the two Preferred Stock directors.

The Company's By-laws, filed as an Exhibit to the annual report for the Fiscal Year Ended December 31, 1998, on Form 10K/A, provide that there shall be six directors. The Company has, however, seven directors and has nominated seven persons as directors in its proxy material filed with the Securities and Exchange Commission for the 1999 Meeting. If the Committee succeeds in electing its At-large nominees, it intends that the directors will amend the By-laws to provide for seven, rather than six, directors. Consequently, it has nominated the seven persons named below.

No shareholder is permitted to cumulate votes at the meeting or by proxy. Directors will be elected by an affirmative vote of a plurality of the shares present in person or by proxy and entitled to vote on the nominees. The two nominees for the Preferred Stock directorships who receive the most votes of the Depositary Shareholders will be elected and the At-large nominees who receive the most votes of the Common Stockholders will be elected.

The Committee is presenting the nominees in the form of two proposals. Proposal Number 1 is that the five persons named below as the Committees At-large Nominees be elected by the holders of Common Stock to serve as Directors. Proposal Number 2 is that the two Preferred Stock Nominees be elected by the holders of Depositary Shares as Directors to serve as representatives of the Preferred Stockholders. If you own Common Stock, you will find enclosed a BLUE proxy containing means for you to vote FOR or withhold authority to vote for Proposal Number 1. If you own Depositary Shares you will find enclosed a BLUE proxy containing means to vote FOR or WITHHOLD authority to vote for Proposal Number 2. If you own both Depositary Shares and Common Stock, you will find enclosed both BLUE proxies. THE COMMITTEE URGES YOU TO VOTE FOR THE COMMITTEES PROPOSALS. YOUR VOTE IS IMPORTANT. PLEASE ACT TODAY.

THE COMMITTEE URGES YOU TO SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD OR CARDS, VOTING "FOR" THE ELECTION OF THE COMMITTEES NOMINEES. THE COMMITTEE URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY WESTMORELAND COAL COMPANY. IF YOU HAVE ALREADY DONE SO, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE AND VOTE FOR THE ELECTION OF THE COMMITTEES NOMINEES SIMPLY BY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY IN THE ENCLOSED RETURN ENVELOPE. THE PROXY MUST BE DATED AFTER ANY PROXY YOU MAY ALREADY HAVE SUBMITTED TO THE COMPANY AND RETURNED TO THE COMMITTEE AT THE FOLLOWING
ADDRESS:

COMMITTEE TO ENHANCE SHARE VALUE
2789-B HARTLAND ROAD
FALLS CHURCH, VIRGINIA 22043

OR (mailing address)

P.O. BOX 4004
MERRIFIELD, VIRGINIA 22116


OR TO THE SECRETARY OF THE COMPANY AT THE COMPANY'S EXECUTIVE
OFFICES OR BY VOTING IN PERSON AT THE SPECIAL MEETING.

REMEMBER, ONLY YOUR LATEST DATED PROXY WILL COUNT.



The Committee's Nominees

Information about the Committee's nominees follows. Each nominee has consented to being named as such.

None of the nominees nor any of their associates has any arrangement or understanding with any person with respect to future employment with the Company nor with respect to any future transactions to which the Company or any of its affiliates will be a party, except, of course, as the nominees, if elected intend to implement their plans as outlined in this proxy statement. Other than Messrs. Williams, Obus and Offutt entering into the Master Agreement, as members of the Equity Committee, no nominee is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.



As At-Large Nominees

William J. Sim, age 54, is Group Vice President Generation of Potomac Electric Power Company (Pepco), Washington DC (since
1997). At Pepco, Mr. Sim has full profit and loss responsibility for all generation activities. In addition, he manages the Generation Business Unit, including fuels procurement (coal, oil, and gas), operations and maintenance of generating plants, the Central Engineering and Maintenance Organization, the Business Planning, and the Power Marketing Business. Previously, he was Group Vice President Power Supply and Delivery, Pepco (1994 to 1997), where he managed generation, transmission, and distribution operations including: generating plants, overhead and underground systems, substations, the Consolidated Control Center, and the Environment Group In addition, he worked as Vice President
Operations and Construction, Pepco (1991 to 1994) where he managed operation, maintenance, and construction of Generating, Transmission, Distribution, and Substations facilities and the Consolidated Control Center. Mr. Sim also served previously as President and COO American Energy Division of Potomac Capital Investment Corporation, American Energy & American Recovery Corporation, a division of Potomac Capital Investment Corporation
(PCI), the non-regulated subsidiary of Pepco. In that position, he managed operations involved in the ownership, design, construction, and operations of energy facilities, including:
solar, hydro, waste-to-energy, co-generation projects, and waste recycling. Mr. Sim serves as a Member, Board of Directors, Williams Industries, Falls Church,Virginia. Loyola College MBA. University of Glasgow, Scotland BSc, Civil Engineering.
University of Michigan Public Utility Executive Program. Mr. Sim owns 100 Depository Shares, which he purchased on March 26, 1999 after being asked to serve as a Committee nominee.



Robert F. Fowler, age 55, is the Managing Member of Robert Fowler & Associates, LLC (management consulting company, specializing in divestitures and mergers, serving as owner-representative), Atlanta, Georgia (since 1977). Currently, Mr. Fowler is serving as temporary CFO for the Boomershine Auto Group (a $250 million annual revenue, multi-dealership), with operations in Atlanta, where he is winding down all facets of the corporation and selling off its assets. He is past Chairman of the Board of Signal Point Systems (a full service telecom contractor) and a past Member of the Board of EMCUS, Inc. (union industrial electrical contractor holding company). Previously, Mr. Fowler worked as Senior Consultant, FMI Corporation (management consulting company that is a leading advisor in corporate divestitures and mergers), Raleigh, NC, and Corporate Planner Holding Company, NationsBank, Charlotte, NC.. Wharton MBA International Business and Finance. Virginia Military Institute BS Civil Engineering and Mathematics. Mr. Fowler owns 100 shares of Common Stock, which he purchased on April 8, 1999 after being asked to serve as a Committee nominee.


Nelson Obus, age 52, is President of Wynnefield Capital, LLC (a private partnership with assets over $150 million, specializing in undervalued publicly-traded small companies), New York, NY (since
1992). Mr. Obus served as a Member of the Westmoreland Official Committee of Equity Security Holders (June 1998 to February 1999. Previously, he was Research Director for Schaffer Capital Management and earlier was with Lazard Freres Brothers, LLC (institutional equity sales) as Director of Research, Institutional Salesman, and Research Analyst (in succession). Prior to his positions on Wall Street, Mr. Obus worked for more than a decade in natural resources management with the Massachusetts Audubon Society, the Appalachian Mountain Club, and the Department of Environmental Management of the Commonwealth of Massachusetts. New York University BA. Brandeis University MA, ABD political science.

R. Bentley Offutt, age 60, is Founder and President of Offutt Securities, Inc., a member of the NASD (institutional research brokerage firm which specializes in value investing and focuses its coverage on companies with a market capitalization between $60 million to $1 billion), Baltimore, MD (since 1987). Previously, he was Director, Institutional Research and Marketing, Legg Mason. Mr. Offutt served as a Member of the Westmoreland Official Committee of Equity Security Holders (June 1998 to February 1999). In addition, he is a Member of the Board, Williams Industries, Inc., Falls Church, VA (since 1994). Previously, he was Vice Chairman, Franklin Square Hospital, Maryland. George Washington University MBA. Lehigh University BA.

Matthew S. Sakurada, age 47, is President of EmPower Resources, Inc. (management consulting and investment company), Sanford, NC (since 1996). Previously, he was President, Vice President and General Manager, and Vice President Project Development (in succession), Westmoreland Energy, Inc., Charlottesville, VA (1988 to 1996). There, he led corporate and project development and was responsible for site selection, fuel procurement, permitting, financing, construction, coal marketing, and operation of eight power-generating facilities owned in partnership with other leading companies. Prior to holding those positions, he was Manager of Material, Engineering and Human Resources, Engineering Manager, and Civil Engineer (in succession), Colorado Westmoreland, Inc., Paonia, CO. There, Mr. Sakurada was responsible for the material management, engineering, and human resources departments. In addition, he worked as Engineer -- Structural Mechanics, Engineer Structural Division, and Structural Designer (in succession), Stone & Webster Engineering Corp., Boston, MA, and Denver, CO, where he engineered and designed coal-fired, hydro-electric, nuclear, and natural gas powered generation facilities. James Madison University MBA. University of Colorado at Denver Master of Engineering. Colorado State University BS Civil Engineering. Mr. Sakurada owns 110 shares of Common Stock, 100 of which he purchased on March 19, 1999.


As Preferred Stockholder Nominees

Guy O. Dove, III, age 61, is a Personal Investor, Washington, DC (since 1989). He also serves as Chairman of Pinnacle Oil Company (exploration and production of natural gas and oil), assets mainly in Oklahoma (since 1972). Previously, Mr. Dove was Partner and Chief Investment Officer, The Clarendon Group, London, England, where he was responsible for all facets of investment management of a $3 billion reinsurance group. Prior positions included: First Vice President, Schroder Capital Management, Inc., Washington, DC, and Bond Manager responsible for the National Fixed Income Department, having more than $100MM in funds under management; Vice President, Equitable Trust Company, Baltimore, MD, and Senior Bond Manager in the Pension Fund Department responsible for fixed income portfolios, managing more than $400 MM in funds; and Financial Consultant, Federal Energy Administration, Washington, DC. Projects with FEA included evaluating financial problems relating to the electric utility industry and the impact of financial markets of various policy options. Trinity College BA.

Frank E. Williams, Jr., age 64, is Founder, Chairman, and CEO of Williams & Beasley Co. (steel erection), Dallas, TX (since 1996). He is also Chairman of Williams Enterprises of Georgia, Inc. (steel fabrication and erection of structural steel and miscellaneous iron) and its five subsidiaries, Atlanta, GA (since
1967). He served as Co-Chairman of the Westmoreland Official Committee of Equity Security Holders (June 1998 to February 1999). Previously, he was President, CEO, and Chairman, of Williams Industries, Inc. (construction services), Falls Church, VA (1961 to 1995). He also served as a Director and Chairman of the Board, Capital Bank NA, Washington, DC. Georgia Institute of Technology Bachelor of Civil Engineering.

THE WESTMORELAND COMMITTEE TO ENHANCE SHARE VALUE

The Committee is an outgrowth of the Official Committee of Equity Security Holders (the "Equity Committee") that was formed on June 29, 1998, when the Office of the United States Trustee granted certain shareholders request to appoint a committee to represent the interests of common and preferred shareholders. Following the dismissal of the bankruptcy case, the Equity Committee was dissolved February 4, 1999. In early March 1999, three of the former members of the Equity Committee, Frank E. Williams, Jr., Nelson Obus, and R. Bentley Offutt joined with a fourth shareholder, Guy O. Dove III, to form the Westmoreland Committee to Enhance Share Value. More detailed information about each of these persons is set forth below.

    1.. Frank E. Williams, Jr., 2789 Hartland Road, Falls Church, Virginia 22043. His principal occupation is Chairman of the Board of Williams Enterprises of Georgia, whose principal business is steel construction and whose address is 1285 Hawthorne Ave., P.O. Box 756, Smyrna, Georgia 30081. Mr. Williams beneficially owns, directly and indirectly, 211,000 shares of Common Stock and 14,308 Depository Shares. Under Securities and Exchange Commission rules, the 14,308 Depository Shares are considered to constitute beneficial ownership of 24,438 shares of Common Stock into which they are convertible ("Equivalent Shares"), giving Mr. Williams a total beneficial ownership of 235,438 shares of Common Stock. Mr. Williams owns no shares of stock of record which he does not also beneficially own. Certain of the shares set forth as being beneficially owned by Mr. Williams are owned by his wife, father, a family charitable foundation, and a family trust. No associates of Mr. Williams, other than the members of the Committee and the family members, own any of the Company's securities. All of these shares have been purchased during the past two years as follows:

Date             Number of Shares         Type of Security

April 28, 1997       20,000                   Common
April 30, 1997        5,000                   Common
May 1, 1997          10,000                   Common
February 19, 1998     5,000                   Common
April 2, 1998        12,000                   Common
April 28, 1998        5,000                   Common
April 29, 1998       16,000                   Common
June 12, 1998       135,000                   Common
July 27, 1998         4,000                 Depositary
October 1, 1998      34,000                 Depositary

    On September 3, 1998, Mr. Williams sold 15,000 shares of
Common Stock.

    Mr. Williams tendered his Depositary Shares to the Company pursuant to its recent tender offer for Depositary Shares . 23,692 of these Shares were purchased by the Company as of April 14, 1999.

    2.. R. Bentley Offutt, Offutt Securities, Inc., 11350 McCormick Road, Executive Plaza III, Suite 901, Hunt Valley, Maryland 21030. His principal occupation is President of Offutt Securities, Inc., a member firm of the National Association of Securities Dealers (NASD), acting primarily as an institutional research brokerage firm specializing in companies with market capitalization between $60 million to $1 billion. Mr. Offutt beneficially owns 199,400 shares of Common Stock and no Depositary Shares. Of these, 40,000 shares were purchased on November 10, 1997; the remainder had been purchased more than two years ago. Of this Common Stock, 149,400 shares are owned by his wife, with whom Mr. Offutt shares voting and dispositive power, and 50,000 shares are owned by Offutt securities. Mr. Offutt owns no Westmoreland securities of record which he does not also beneficially own. No associates of Mr. Offutt, other than the members of the Committee and his wife, own any of the Company's securities.

    3.. Nelson Obus, One Penn Plaza, Suite 4720, New York, New York 10119. Mr. Obus principal occupation is managing investments as President of Wynnefield Capital Management, LLC, of that address. Wynnefield Capital Management, LLC is a private limited liability company organized under the laws of New York. Mr. Obus is the indirect owner of 693,900 shares of Common Stock and 19,155 Depositary Shares, through the following entities: Wynnefield Partners Small Cap Value L.P. I, a Delaware limited partnership ("Partnership I") 229,947 shares of Common Stock and 7,647 Depositary Shares; Wynnefield Partners Small Cap Value L.P., a Delaware limited partnership ("Partnership")-332,253 shares of Common Stock and 6,373 Depositary Shares; Wynnefield Small Cap Offshore Fund Ltd., a partnership organized under the laws of the Cayman Islands ("Offshore Fund") 131,700 shares of Common Stock and 5,135 Depositary Shares. Wynnefield Capital Management, LLC is the general partner of Partnership and Partnership I, and Wynnefield Capital, Inc., a Delaware corporation is the general partner of Offshore Fund. Mr. Obus, Joshua H. Landes and Robert Melnick are the members of the Wynnefield Capital Management, LLC, and Messrs. Obus and Landes are the stockholders, directors and officers of Wynnefield Capital, Inc. All of these persons and entities share the address set forth above. Mr. Obus is not the record owner of any Westmoreland securities of which he is not also a beneficial owner. During the past two years, the partnerships have had the following transactions in Westmoreland securities:

Partnership I -
    Purchased 17,345 Common on April 11, 1997
    Purchased 64,500 Common on March 9, 1998
    Purchased 20,400 Depositary Shares on September 2, 1998
    Sold 19,000 Common on September 2, 1998
    Sold 12,753 Depositary Shares as of April 14, 1999*

Partnership
    Purchased 32,655 Common on April 1, 1997
    Purchased 13,100 Depositary Shares on September 2, 1998
    Purchased 3,900 Depositary Shares on September 3, 1998
    Sold 15,000 Common on September 2, 1998
    Sold 10,627 Depositary Shares as of April 14, 1999*
Offshore Fund

    Purchased 131,700 Common on April 11, 1997
    Purchased 4,700 Depositary Shares on June 1, 1998
    Purchased 9,000 Depositary Shares on September 4, 1998
    Sold 8,300 Common on September 2, 1998
    Sold 8,565 Depositary Shares as of April 14, 1999*

   *These Shares were purchased by the Company pursuant to its recent tender offer for those Shares.

    4.. Guy O. Dove, III, 10 Jay Street, Middleburg, Virginia 20118. Mr. Doves occupation is Personal Investor and Chairman of the Board of Directors of Pinnacle Oil Company of the same address, with assets mainly in Oklahoma. Mr. Dove is the beneficial owner of 198,000 shares of Common Stock and 20,123 Depositary Shares, giving Mr. Dove a total beneficial ownership of 232,370 Equivalent Shares of Common Stock. He owns no Westmoreland securities of record which he does not beneficially own. 10,000 Depositary Shares set forth above are owned by his adult children, whom Mr. Dove advises as to voting and dispositive powers. 184,000 shares of Common Stock and 10,123 Depositary Shares are owned directly by him, and 14,000 shares of Common Stock and 1,875 Depositary Shares are owned by Pinnacle.. Mr. Dove purchased 35,000 shares of Common Stock on October 28, 1998, 3,000 on November 11, 1998, 1,000 on November 12, 1998, 40,000 on December 21, 1998 and 5,000 on January 13, 1999. On November 13, 1998, he
purchased 2,000 Depositary Shares, on April 14, 1999 he purchased 1,000 Depositary Shares and on April 15, 1999 he purchased 3,500 Depositary Shares. As of April 14, 1999, the Company purchased 9,377 Depositary Shares pursuant to its tender offer. Other than the associates set forth above, no associates of Mr. Dove own any Westmoreland securities.

The Committee as a group directly and indirectly owns 1,302,3 00 shares of Common Stock and 39,278 Depositary Shares, or 1,369,387 Equivalent Shares of Common Stock. No member of the Committee nor any of their associates has any arrangement or understanding with any person with respect to future employment with the Company nor with respect to any future transactions to which the Company or any of its affiliates will be a party, except, of course, as the members of the Committee itself intend to implement its plans as outlined in this proxy statement. Other than their entering into the Master Agreement, as members of the Equity Committee, no member of the Committee is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

The Solicitation

This proxy statement is first being given or sent to shareholders on or about April 2_, 1999. Any shareholder who executes and delivers a proxy for use at the Special Meeting has the right to revoke it any time by filing with the Committee at 2789-B Hartland Road, Falls Church Virginia 22043, or P.O. Box 4004, Merrifield, VA 22116, or with the Secretary of the Company at its principal offices, an instrument revoking it or a duly executed proxy bearing a later date, or by appearing in person and voting at the special meeting. The principal executive offices of the Company are located at 2 North Cascade Avenue, 14th Floor, Colorado Springs, Colorado 80903, and its phone number is (719) 442-2600.

The Company has set the time and date of the special meeting in lieu of the annual meeting as 8:00 A.M. , May 12, 1999. The meeting will be held at the Antlers Adams Mark Hotel, 4 South Cascade Avenue, Colorado Springs, Colorado 80903. The record date for the Common Stock is March 23, 1999 and for the Depository Shares the record date is April 12, 1999. Only shareholders of record, as applicable, on those respective dates will entitled to vote at the Special Meeting.

According to the Company's proxy soliciting material for the Special Meeting, on March 23, 1999, the record date for those holders of record of Common Stock entitled to vote at the Special Meeting, there were 7,059,663 shares of Common Stock outstanding. On April 12, 1999, the record date for the Depository Shares, there were 1,247,369 Depository Shares outstanding.

If stockholders entitled to cast at least a majority of the shares entitled to vote at the Special Meeting are present in person or by proxy, a quorum will exist for purposes of electing the nominees for the Board of Directors. Abstentions are counted as present, and broker non-votes may be counted as present, to establish a quorum. Withholding authority to vote for a nominee, and broker non-votes will not affect the outcome of the election of directors.


Solicitation Expenses

The Committee has retained D. F. King & Co., Inc. to assist in the solicitation of proxies and for related services. The Committee has agreed to pay that organization a fee estimated at $25,000, and to reimburse it for reasonable out-of-pocket expenses. The Committee will indemnify D.F. King against certain liabilities and expenses. Approximately 20 persons will be used by D.F. King in its solicitation efforts. In addition to the use of mails, proxies may be solicited by the Committee and the director nominees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. Proxies will also be solicited through use of the Committees website. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock and Preferred Stock that such institutions hold of record. The Committee will reimburse such institutions for their reasonable out-of-pocket expenses.

The expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, consultants, public relations, transportation, and litigation) will be borne by the Committee and the UMWA 1992 Benefit Plan (the "1992 Plan") and the UMWA Combined Fund (the "Combined Fund"), which have agreed to pay $125,000, with the Committee bearing the remainder. (The 1992 Plan and the Combined Fund are sometimes hereinafter collectively referred to as the "Funds.") The Funds are entities created and existing under the Federal Coal Industry Retirement Health Benefit Act of 1992. The Funds agreed to pay this amount as part of the negotiations which lead to the Master Agreement and the dismissal of the Bankruptcy cases. There are no other arrangements or understandings between the Committee and the Funds.

The Funds own no equity securities of the Company, but hold a Contingent Promissory Note in the original principal amount of $12 million, decreasing to $6 million in 2002, issued in 1999 to secure certain of the Company's obligations under the Master Agreement entered into among the Company, the Funds and the Equity Committee as a condition to the dismissal of the Chapter 11 Bankruptcy cases. Neither the Funds nor any of their associates have purchased or sold any other Company securities within the past two years, nor have they been a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. Neither the Funds nor their associates have any arrangement or understanding with any person with respect to future employment by the Company or its affiliates nor with respect to any future transactions to which the Company or any of its affiliates will or may be a party, other than the Company's obligations to the Funds as required by the Master Agreement.

The Committee estimates that its total expenditures relating to the solicitation of proxies will be approximately $200,000. Total cash expenditures to-date relating to this solicitation have been approximately $25,000. It is the Committee's position that its actions with respect to the solicitation of proxies will enhance the value of the Company for the benefit of its stockholders. While the Committee presently intends to seek reimbursement from the Company for its reasonable expenses in connection with this solicitation, the Committee does not expect to submit such matter to a vote of security holders, unless required by law.



How to Contact Us

WE ARE RECRUITING YOUR SUPPORT. To offer your support or learn how you can help, please contact us:

Frank Williams    (703) 641-4612 (703) 641-9082 (fax)
Nelson Obus       (212) 760-0134 (212) 760-0824 (fax)
                  nobus291@aol.com
Bentley Offutt   (410) 584-9600 (410) 584-7044 (fax)
                 offutt@chesint.net
Guy Dove         (540) 687-6351 (540) 687-6714 (fax)
Robert Fowler    (770) 618-7284 (770) 618-7142 (fax)
Matthew Sakurada (919) 776-9985 (919) 776-9985 (fax)
                 msakurada@sprintmail.com
William Sim      (202) 872-2211 (202) 331-6181 (fax)
                 wjsim@pepco.com

FOR ADDITIONAL INFORMATION, PLEASE VISIT OUR WEBSITE AT :
http://www.freedomforshareholders.com

The website will publish the the Bodington & Company analysis for obtaining maximum revenues possible from the sale of Westmoreland's IPPs. In addition, the website will include our SEC
Schedule 13D and proxy filings, and indications of further support for our cause to remove Westmoreland management. JOIN US.



VOTING PROCEDURES

Carefully review this proxy statement. YOUR PROXY IS IMPORTANT.

IF YOU ARE UNABLE TO ATTEND THE ANNUAL MEETING, YOUR PROXY IS THE ONLY MEANS AVAILABLE FOR YOU TO VOTE. Please sign, date and mail the enclosed BLUE proxy card in the enclosed envelope in time to be voted at the Special Meeting. No matter how many or how few shares you own, please vote FOR the Committee's nominees for director by promptly signing, marking, and dating the enclosed BLUE proxy.

If you own shares of the Company, but your stock certificate is held for you by a brokerage firm, bank, or other institution, it is very likely that the stock certificate is actually in the name of such institution. If so, only that institution can execute a BLUE proxy for your shares of stock and only on receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct the person to execute and return the BLUE proxy card on your behalf. You should also sign, date and return the BLUE proxy card when you receive it from your broker or banker. Please do this for each account you maintain to ensure that all your shares are voted.

Please call D.F. King & Co., Inc., toll free at 1-800-628-8538 if you require assistance or have any questions.



(The following material, down to the forms of proxy, is intended as the proxy statement back cover)

__________________________________________________________________

IMPORTANT

YOUR VOTE IS IMPORTANT. Regardless of the number of shares of Westmoreland Coal Common Stock or Depositary Shares you own, please vote as recommended by taking these two simple steps:

     1.. PLEASE SIGN, DATE and PROMPTLY MAIL the enclosed BLUE
PROXY card or cards in the postage-paid envelope provided.
     2.. DO NOT RETURN ANY PROXY CARDS sent to you by
Westmoreland Coal, not even as a vote of protest.


IF YOU VOTED WESTMORELAND COALS PROXY CARD BEFORE RECEIVING YOUR COMMITTEE BLUE PROXY CARD OR CARDS, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE SIMPLY BY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY CARD OR CARDS. THIS WILL CANCEL YOUR EARLIER VOTE SINCE ONLY YOUR LATEST DATED PROXY CARD OR CARDS WILL COUNT AT THE SPECIAL MEETING.

If you own shares in the name of a brokerage firm, only your broker can vote your shares on your behalf and only after receiving your specific instructions. Please call your broker and instruct him or her to execute a BLUE proxy card or cards on your behalf. You should also promptly sign, date and mail your BLUE proxy card or cards when you receive it or them from your broker. Please do so for each separate account you maintain.

You should return your BLUE proxy card or cards at once to ensure that your vote is counted. This will not prevent you from voting in person at the meeting should you attend.

If you have any questions or need assistance in voting your shares, please call D.F. King & Co., Inc., which is assisting us, toll free at 1-800-628-8538.

__________________________________________________________________

Appendix to EDGAR Filing  Preliminary Form of Proxy for Common
Stock

(A Blue Card)

------------------------------------------------------------------

Preliminary Copy

WESTMORELAND COAL COMPANY

PROXY SOLICITED BY THE COMMITTEE TO ENHANCE SHARE VALUE


COMMON STOCK


SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF SHAREHOLDERS - MAY
12, 1999

The undersigned hereby appoints Frank E. Williams, Jr., Nelson Obus and Bentley Offutt (the "Proxy Committee"), and each of them, with the power of substitution, proxies for the undersigned and authorizes them to represent and vote all of the shares of stock of the Company which the undersigned may be entitled to vote at the Special Meeting of Shareholders to be held on May 12, 1999 (the "Meeting"), and at any adjournments, postponements, rescheduling or continuations thereof, as indicated on the reverse side of this card with respect to Proposal 1 and with discretionary authority as to any other matters that may properly come before the Meeting, in accordance with and as described in the Proxy Statement for the Meeting.


PROXIES WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN, THIS
PROXY WILL BE VOTED FOR PROPOSAL 1, AND ON ANY OTHER MATTERS WHICH MAY COME BEFORE THE MEETING AT THE DISCRETION OF THE PROXY
COMMITTEE.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE

------------------------------------------------------------------

THE COMMITTEE RECOMMENDS A VOTE "FOR" PROPOSAL 1


IMPORTANT: TO BE SIGNED AND DATED ON THE REVERSE SIDE

------------------------------------------------------------------(Reverse
of Proxy) Please check appropriate box

PROPOSAL 1. AUTHORITY TO VOTE FOR [ ] WITHHOLD AUTHORITY TO VOTE FOR [ ]

Westmoreland Committee to Enhance Share Value Nominees as At-large
Directors:

Nelson Obus     R. Bentley Offutt      Matthew S.Sakurada
    Robert A. Fowler      William J. Sim



If you wish to withhold authority to vote for one of the above, you may do so by circling his name.



Signature(s) _______________________________ Date _______________

Signature(s) _______________________________ Date _______________



PLEASE SIGN THIS PROXY EXACTLY AS NAME(S) APPEAR ABOVE. JOINT OWNERS SHOULD EACH SIGN PERSONALLY. If signing as attorney, executor, administrator, trustee, or guardian, please include your full title. Corporate proxies should be signed by an authorized officer. if a partnership, please sign in partnership name by an authorized partner.


Preliminary Form of Proxy for Depositary Shares

(A Blue Card)

Preliminary Copy

WESTMORELAND COAL COMPANY

PROXY SOLICITED BY THE COMMITTEE TO ENHANCE SHARE VALUE


DEPOSITARY SHARES


SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF SHAREHOLDERS - MAY 12, 1999

The undersigned hereby appoints Frank E. Williams, Jr., Nelson Obus and Bentley Offutt (the "Proxy Committee"), and each of them, with the power of substitution, proxies for the undersigned and authorizes them to represent and vote all of the shares of stock of the Company which the undersigned may be entitled to vote at the Special Meeting of Shareholders to be held on May 12, 1999 (the "Meeting"), and at any adjournments, postponements, rescheduling or continuations thereof, as indicated on the reverse side of this card with respect to Proposal 2 and with discretionary authority as to any other matters that may properly come before the Meeting, in accordance with and as described in the Proxy Statement for the Meeting.


PROXIES WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN, THIS
PROXY WILL BE VOTED FOR PROPOSAL 2, AND ON ANY OTHER MATTERS THAT
MAY COME BEFORE THE MEETING AT THE DISCRETION OF THE PROXY
COMMITTEE.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE

------------------------------------------------------------------

THE COMMITTEE RECOMMENDS A VOTE "FOR" PROPOSAL 2

Proposal 2. AUTHORITY TO VOTE FOR [ ] WITHHOLD AUTHORITY TO VOTE FOR [ ]

Westmoreland Committee to Enhance Share Value Nominees as
Preferred Stock (Depository Share) Directors Guy O. Dove, III
Frank E. Williams, Jr.

If you wish to withhold authority to vote for one of the above, you may do so by circling his name.




Signature(s) _______________________________ Date _______________

Signature(s) _______________________________ Date _______________

PLEASE SIGN THIS PROXY EXACTLY AS NAME(S) APPEAR ABOVE. JOINT OWNERS SHOULD EACH SIGN PERSONALLY. If signing as attorney, executor, administrator, trustee, or guardian, please include your full title. Corporate proxies should be signed by an authorized officer. if a partnership, please sign in partnership name by an authorized partner.